SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release
November 9, 2005, 10am

For additional information please access the Company’s website at www.braskem.com.br or get in touch with the Investor Relations Department.

Paul Altit
CFO and Investor Relations Executive Officer

José Marcos Treiger
Head of Investor Relations
Phone: +55 11 3443 9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Phone: +55 11 3443 9744 luiz.valverde@braskem.com.br

Luciana Ferreira
IR Manager
Tel: +5511 3443 9178 luciana.ferreira@braskem.com.br

Braskem announces a preview of its 3Q05
operational performance

São Paulo, October 21, 2005 ---Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, is issuing a preview of its results of operations for the third quarter of 2005 (which will be released in their entirety on November 9, 2005), in accordance with its commitment to the financial market.

Braskem maintained high capacity utilization rates and production volumes during the third quarter of 2005, consistent with capacity utilization rates and production volumes during the second quarter of 2005, in order to ensure the best operating levels and the productivity of its plants. The results from “Braskem +,” its program for operational excellence and improved competitiveness, show progress in advance of the timetable originally established and disclosed.

Thermoplastic resins sales volume during the third quarter of 2005 increased by approximately 16% compared to the second quarter of 2005 and approximately 11% compared to the third quarter of 2004. The domestic market sales were primarily responsible for this recovery, increasing by 21% when compared to the second quarter of 2005. The increased sales volume positively impacted EBITDA during the third quarter of 2005 by R$20 million, compared to the second quarter of 2005.

The third quarter of 2005 witnessed a decline in international prices for thermoplastic resins, when converted into reais. Following the Company’s commercial policy of keeping its domestic prices aligned with international prices, Braskem adjusted its service margins during the third quarter of 2005 to reflect current market scenario, with a 9% decrease in its average prices, in reais, when compared to the second quarter of 2005. This temporary adjustment led to an R$80 million reduction in EBITDA during the third quarter of 2005.

The 18% increase in average naphtha prices as well as the increase in other raw materials reduced EBITDA in the third quarter of 2005 by R$ 100 million. The 6% appreciation of the real against the dollar in the same period also negatively impacted EBITDA in the amount of R$ 50 million. Summing up all these effects along with the increase in volumes and the adjustment in prices, EBITDA during the third quarter of 2005 was negatively impacted by approximately R$ 220 million.

Braskem remains confident with respect to its medium- and long-term prospects. Domestic prices and volumes began to recover by the end of the third quarter of 2005, and the process of gradual reduction in interest rates in Brazil is expected to result in even higher domestic demand for thermoplastic resins, which we believe will lead to higher operating margins in the near future.

Braskem will commence the construction of the Petroquímica Paulínia Project in 2005, expected to produce 300,000 tons of polypropylene annually. Braskem is continuing to study the feasibility of proposed projects to produce polypropylene in Venezuela and polyethylene in an integrated petrochemical complex at the border of Brazil and Bolivia. These proposed projects seek to increase our production capacity with access to competitive sources of raw materials.

As recently disclosed, Petroquisa designated assets that it may contribute to Braskem in case it chooses to exercise an option to increase its ownership interest in Braskem’s voting share capital from 10% to 30%. The list of assets includes Petroquisa’s ownership interests in Copesul, Petroquímica Triunfo and Petroquímica Paulínia.

The Company has also recently announced an important global partnership with SAP to implement a new integrated internal management system, with an estimated investment of R$ 130 million and estimated net present value of R$ 260 million.

Braskem will publish its detailed earnings release regarding its results of operations for the third quarter of 2005 on November 9, 2005 and will conduct conference calls with domestic and international analysts on November 11, 2005. As in the past, the chief executive officer and other executive officers of Braskem will participate in the conference calls.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and has an annual production capacity of 5.8 million tons of thermoplastic resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer